ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ L. 237/2004

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

04036040

July 30, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Investment in Petroleum Exploration Project, Blocks M-3 and M-4, Union of Myanmar

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that on August 7, 2004, the Company expects to sign the Production Sharing Contract (PSC) to become the Operator, with 100% interest, in petroleum exploration project Blocks M-3 and M-4, Union of Myanmar. The blocks are located in the Gulf of Martaban, covering a total area of approximately 18,000 square kilometers.

PTTEP will spend, according to the operating obligation, approximately USD 13 million for the first 4 years, which will include the geological and geophysical studies, seismic surveys, and the drilling a minimum of 1 exploration well. Should the initial works be successful, PTTEP can extend the exploration period for 2 years. Total expenditures for the 6 years period will be approximately USD 23 million.

The investment is in line with the Company's overall strategy to expand overseas, to increase its petroleum reserves, and to secure petroleum supply for national energy demand.

Yours sincerely,

Maroot Mrigadat

President

File No. 82-3827

PTTEP

NEWS RELEASE ข่าวประชาสัมพันธ์

www.pttep.com

No. 10/2004

PTTEP invests in Blocks M-3 and M-4 in Union of Myanmar

To Secure Long-Term Petroleum Supply to Thailand

PTT Exploration and Production Public Company Limited, or PTTEP, announces that on August 7, 2004, Mr. Maroot Mrigadat, President of PTTEP, will sign the Production Sharing Contract (PSC) to invest in offshore petroleum exploration Blocks M-3 and M-4 in Myanmar as the Operator with 100% interest. This ceremony will take place in Yangon, Union of Myanmar, witnessed by H.E. Mr. Prommin Lertsuridej, the Minister of Energy of Thailand and H.E. Brig. General Lun Thi, the Minister of Energy, Union of Myanmar.

Blocks M-3 and M-4, located offshore of the Gulf of Mataban, cover an area of approximately 18,000 square kilometers.

In the first 4 years (2004-2008), PTTEP expects to spend approximately US$ 13 million for geological and geophysical studies, seismic surveys and the drilling of at least 1 exploration well. Should the initial work be successful, PTTEP has the rights to extend the contract for 2 years. Total expenditure for the 6 years period will be approximately US$ 23 million.

Mr. Maroot Mrigadat, President of PTTEP, said, *"Over the past few years, PTTEP has consistently implemented its policy in seeking opportunities in neighboring countries and other regions to secure long-term petroleum supply to Thailand. The investment in Blocks M-3 and M-4 is not only serving PTTEP's business expansion but is also in line with the Thai government's policy to focus on investment in neighboring countries. This investment strengthens the good relationship between Thailand and Union of Myanmar and it also strengthens PTTEP's roles in this region.*

PTTEP last year acquired 100% and became the Operator of Myanmar's offshore Blocks M-7 and M-9. The acquisition of Blocks M-3 and M-4 will enhance the value of the previous two blocks through synergy and operational efficiency.

PTTEP currently invests in Yadana and Yetagun Gas Fields. They produce approximately 680 and 300 million cubic feet per day respectively. PTTEP has 25.5% participation interest in Yadana and 19.3% in Yetagun Gas Fields.

At present, the Company invests in exploration, development and production activities in Thailand and in Southeast Asian countries such as the Socialist Republic of Vietnam, Indonesia and Malaysia. It also invests in the Sultanate of Oman in the Middle East and in Algeria, North Africa.

Concession Map of Offshore Petroleum Exploration Blocks M-3 and M-4


RUSSIA
KAZAKHSTAN
MONGOLIA
CHINA
JAPAN
NEPAL
BHUTAN
INDIA
BANGLADESH
TAIWAN
Pacific Ocean
PHILIPPINES
CAMBODIA
SRI LANKA
Indian Ocean
E. TIMOR
Myanmar
YANGON
M-3
M-4
Thailand
Yadana
M-7
M-6
M-9
M-10
M-12
M-13
Ratchaburi Power Plant

For more information, please contact
Charlie Charuvastr/ Sidhichai Jayant/ Bussaban Cheencharoen
External Relations Department
Tel.0-2537-4000